SC 13G/A
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<FILENAME>
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act 1934
(Amendment No. 1)

American Retirement Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

028913101
(CUSIP Number)

February 4, 2004
(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSANT TO
WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13d-1 (b)
[X] RULE 13d-1 (c)
[ ] RULE 13d-1 (d)




























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1.  Names of Reporting Persons
    I.R.S. Identification No. of above person

    J. Ronald Scott

2.  Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Tennessee

NUMBER OF SHARES BENEFICIALLY OWND BY EACH REPORTING PERSON
WITH:

5.  SOLE VOTING POWER

    747,178

6.  SHARED VOTING POWER

    80,144

7.  SOLE DISPOSITIVE POWER

    747,178

8.  SHARED DISPOSITIVE POWER

    80,144

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    827,322

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

     [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUND IN ROW (9)

    4.27%

12.  TYPE OF REPORTING PERSON

    Individual

Item 1 (a).  Name of Issuer:

              American Retirement Corporation






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Item 1 (b).  Address of Issuer's Principal Executive Offices:
             111 Westwood Place, Suite 200
             Brentwood, Tennessee 37027

Item 2 (a).  Name of Persons Filing:

             J. Ronald Scott


Item 2 (b).  Address of Principal Business Office or if None,
Residence:

             111 Fourth Avenue South
             Nashville, Tennessee 37201

Item 2 (c).  Citizenship

             United States

Item 2 (d).  Title of Class of Securities:

             Common Stock

Item 2 (e).  CUSIP Number:

             028913101

Item 3  IF THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13d-
(b), or 13d-2 (b) or (c), CHECK WHETHER THE PERSON FILING IS
A:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [  ] Bank as defined in Section 3 (a) (6) of the
Exchange Act.

(c) [ ] Insurance company defined in Section 3 (a) (19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)  [  ] An investment advisor in accordance with Rule 13d-1
(b) (ii) (E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (ii) (F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G).

(h) [ ] A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act.


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(i)  [  ] A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act.

(j)  [  ] Group, in accordance with 13d-1 (b) (1) (ii)

If this statement is filed pursuant to 13d-1 (c), check this box.
     [  ]



Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

    827,322

(b)  Percent of class:

    4.27

(c)  Number of shares as to which such person has:
  (i)  Sole power to vote:

     747,178

  (ii)  Shared power to vote or to direct the vote:

     80,144

  (iii) Sole power to dispose or to direct the disposition of:

     747,178

  (iv) Shared power to dispose or to direct the disposition of:

     80,144

Item 5.  Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of more than five percent on behalf of another person.

Not applicable


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Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable

Item 8. Identification and classification of members of the group.

Not applicable

Item 9.  Notice of dissolution of group.

Not applicable

Item 10.  Certification.






  By signing below I certify that, to the best of my knowledge and belief, the securities referred above were not acquired or held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 2004

By:  J. Ronald Scott